Transparent Path SPC
Balance Sheets
(Unaudited)

	December 31, 2020	December 31, 2019
ASSETS		
Cash and cash equivalents	$ 53,751	$ 1,214
Total current assets	53,751	1,214
Furniture and Equipment	3,307	-
Software Development	15,210	-
Total fixed assets	18,517	-
Total assets	$ 72,268	$ 1,214
LIABILITIES AND SHAREHOLDERS' DEFICIT		
Credit Card at Assoicated Bank	$ 3,017	$ 6,530
Other Liabilites	-	2,500
Total current liabilities	3,017	9,030
Loan Kurtz	4,609	4,609
Loan Weaver	16,144	16,144
Loan Koduri	5,000	-
Loan Kammerer	45,406	-
Total long-term liabilities	71,159	20,753
Total liabilities	74,176	29,783
Commitments and contingencies	-	-
Total Members' Deficit	-	(28,569)
Common stock, $0.0001 par value; 25,000,000 shares authorized, 15,855,357 issued and outstanding	1,586	-
Preferred stock, $0.0001 par value; 5,000,000 shares authorized, 0 issued and outstanding	-	-
Paid in capital	38,824	-
Accumulated deficit	(42,317)	-
Total shareholders' deficit	(1,908)	-
Total liabilities and shareholders' deficit	$ 72,268	$ 1,214